Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

						Nine Months Ended ,
	Year Ended December 31,					September 30,
	2004	2005	2006	2007	2008	2008	2009
Income from Continuing Operations	$2,678	$38,390	$89,729	$98,975	$183,784	$124,464	$61,846

Plus: Income Taxes	(6,476)	3,382	3,052	30,220	11,743	5,217	(17,340)

Fixed Charges	19,061	20,039	18,272	14,424	23,412	15,462	18,799

Less: Capitalized Interest	(1,628)	(829)	(2,400)	(6,200)	(8,516)	(7,778)	(3,088)

Earnings Available for Fixed Charges	13,635	60,982	108,653	137,419	210,423	137,365	60,217

Fixed Charges:

Interest Expense	$17,243	$19,017	$15,648	$7,923	$14,291	$7,268	$15,229

Capitalized Interest	1,628	829	2,400	6,200	8,516	7,778	3,088

Estimated Portion of Rental Expense Equivalent to Interest	190	193	224	301	605	416	482

Total Fixed Charges	19,061	20,039	18,272	14,424	23,412	15,462	18,799

Ratio of Earnings to Fixed Charges	0.72	3.04	5.95	9.53	8.99	8.88	3.20

Fixed charge coverage deficiency	$5,426